SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                            The Scotts Company
                              (Name of Issuer)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                810 186 106
                               (CUSIP Number)

                              James Hagedorn
                         800 Port Washington Boulevard
                          Port Washington, NY  11050
                              (516) 883-6550

                              With a copy to:

                             J. Michael Schell
                      Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                             New York, NY 10022

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 19, 1995
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [X].



        CUSIP No. 810 186 106


        1) Names of Reporting Persons:
           S.S. or I.R.S. Identification Nos. of Above Persons:

             Hagedorn Partnership, L.P.
             EIN 11-3265232

        2) Check the Appropriate Box if a Member of a Group (See
           Instructions)

          (a)
          (b)

        3) SEC Use Only

        4) Source of Funds (See Instructions): 00

        5) Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)

        6) Citizenship or Place of Organization:  Delaware

        Number of Shares Beneficially Owned by Each Reporting
        Person:

        (7)  Sole Voting Power: 9,424,747
        (8)  Shared Voting Power:
        (9)  Sole Dispositive Power: 9,130,105
        (10) Shared Dispositive Power:

        11) Aggregate Amount Beneficially Owned by Each Reporting
        Person: 9,424,747

        12) Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)

        13) Percent of Class Represented by Amount in Row (11): 33.5%

        14) Type of Reporting Person (See Instructions): PN


        ITEM 1.  SECURITY AND ISSUER.

             The title of the class of equity securities to which this statement relates is the common stock, without par value (the "Shares"), of The Scotts Company, a Delaware corporation ("Scotts"). The address of the principal executive offices of Scotts is 14111 Scottslawn Road, Marysville, Ohio 43041.

        ITEM 2.  IDENTITY AND BACKGROUND.

             (a) - (c) This statement is filed by the Hagedorn Partnership, L.P., a Delaware limited partnership (the "Partnership") principally engaged in the holding of securities of Scotts. The general partners of the Partnership are James Hagedorn, Katherine Hagedorn Littlefield, Paul Hagedorn, Peter Hagedorn, Robert Hagedorn and Susan Hagedorn (the "General Partners"). The business address of the Partnership is 800 Port Washington Boulevard, Port Washington, New York 11050. Information as to the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each General Partner is set forth on Schedule I hereto.

             (d) During the last five years, none of the Partnership or the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, none of the Partnership or the General Partners was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Each of the General Partners is a citizen of the United States of America.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Pursuant to the Amended and Restated Merger Agreement, dated as of May 19, 1995 (the "Merger Agreement"), among Stern s Miracle-Gro Products Inc., a New Jersey corporation, Stern s Nurseries, Inc., a New York corporation, Miracle-Gro Lawn Products, Inc., a New York corporation, Miracle-Gro Products Limited, a New York corporation (collectively, the
         Miracle-Gro Constituent Companies ), the Partnership, Horace Hagedorn (the father of the General Partners), John Kenlon, Community Funds, Inc., a New York not-for-profit corporation (the "Charity"), Scotts and ZYX Corporation, an Ohio corporation and a direct, wholly-owned subsidiary of Scotts, (i) the Miracle-Gro Constituent Companies (or, in the case of Stern's Nurseries, Inc., its assets) became wholly owned by Scotts and (ii) the Partnership, Mr. Hagedorn, the Charity and Mr. Kenlon were issued the shares of the Class A Convertible Preferred Stock of Scotts (the "Preferred Stock") and the Charity and Mr. Kenlon were issued Warrants to purchase Shares (the "Warrants"). The Preferred Stock is convertible into Shares.

        ITEM 4.  PURPOSE OF TRANSACTION.

             The Partnership acquired the Scotts securities because it believes that an investment in Scotts following its acquisition of the Miracle-Gro Constituent Companies represents an attractive long-term investment. Except as set forth in this Schedule 13D, none of the Partnership or the General Partners has any plans or proposals which would result in any of the matters set forth in Items 4(a)-(j) of
        Schedule 13D.

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) The Partnership holds an aggregate of 173,472 shares of Preferred Stock, which are convertible into 9,130,105 Shares, and has the right to vote, and a right of first refusal with respect to, the Scotts securities held by Mr. Kenlon and his children. In the aggregate, the securities listed in the foregoing sentence represent 33.5% of the Shares (all percentages herein are based on the 18,677,064 Shares which Scotts reported as outstanding as of February 17, 1995). The 9,130,105 Shares into which the Partnership's 173,472 Preferred Shares are convertible represent 32.8% of the Shares.

             The Partnership has the right to vote all Scotts' securities held by Mr. Kenlon and his children, and has a right of first refusal on such securities. Mr. Kenlon and his children hold an aggregate of (i) 4,332 shares of Preferred Stock, which are convertible into 228,000 Shares, or 1.2% of the Shares, and (ii) Warrants to purchase 66,642 Shares, or 0.4% of the Shares. Of these securities, each of Mr. Kenlon's children (John D. Kenlon, Sean Kenlon, Kerian Kenlon and Kathleen Barry) holds Warrants to purchase 15,000 Shares and Mr. Kenlon holds the balance. If Mr. Kenlon and his children were to convert all of such Preferred Stock and exercise all of such Warrants, they would hold 294,642 Shares, or 1.6% of the Shares. As Mr. Kenlon and his children own securities representing less than 5% of the Shares, and have no agreement, arrangement or understanding with respect to, or other ability to control or influence, the voting or disposition of the Scotts securities held by Partnership, neither he nor any of them is not a reporting person hereunder. The Partnership understands that each of Mr. Kenlon and his children disclaims beneficial ownership of the Scotts securities owned by each other.

             (b) The Partnership has the sole power to vote all of the Scotts securities held by it and by Mr. Kenlon. The Partnership has the sole power to dispose of the Scotts securities held by it, and has a right of first refusal on the Scotts securities held by Mr. Kenlon. See Item 6.

             (c) Other than as set forth in Item 3, above, none of the Partnership or the General Partners has effected any transactions in the Shares in the past sixty days.

             (d) Pursuant to the agreement under which the Partnership was formed, the partners of the Partnership have certain rights to receive dividends on the Scotts securities received by the Partnership. Other than such rights, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Scotts securities.

             (e) Not applicable.

        ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Each share of Preferred Stock is convertible into a number of Shares equal to $1,000 divided by the conversion price, which is initially $19. Each share of Preferred Stock is entitled to vote with the Shares and shall have a number of votes equal to the number of Shares into which it may be converted. The Preferred Stock may be redeemed by Scotts at any time on or after May 31, 2000 at $1,000 per share plus accumulated unpaid dividends. The Warrants will be exercisable for 8.5 years from issuance, 1,000,000 at $21 per share, 1,000,000 at $25 per share and 1,000,000 at $29 per share. The terms of the Preferred Stock provide that if on any dividend payment date for such stock any portion of the dividends payable on such date are not paid, and at such time any portion of the dividend payable on the preceding dividend payment date remains in arrears, then, until all accrued and unpaid dividends are paid, the holders of the Preferred Stock shall have the right to elect three directors to the Scotts Board of Directors to fill vacancies newly created for such purpose. Such three directors would hold office until all unpaid dividends are paid.

                The Merger Agreement provides that the Partnership and Mr. Kenlon (together with Horace Hagedorn and the Charity, the "Miracle-Gro Shareholders"), through a representative appointed by them (the "Shareholder Representative"), shall be entitled to designate three directors (one in each of the three classes of Scotts' directors) (the "Miracle-Gro Directors") to sit on Scotts' twelve person Board of Directors. Horace Hagedorn, James Hagedorn and John Kenlon have been so designated. Such persons shall take office as soon as possible consistent with an Agreement to Hold Separate between Scotts and the Federal Trade Commission. Thereafter, until the earlier of the fifth anniversary of the Effective Time of the transactions contemplated by the Merger Agreement (the "Standstill Period") and such time as Miracle-Gro Shareholders no longer beneficially own at least 19% of Scotts' voting stock (the "Voting Stock"), the Partnership, acting through the Shareholder Representative, will continue to be entitled to designate three of twelve members of the Board of Directors. To the extent that Scotts maintains an Executive Committee and/or a Nominating Committee, such committee(s) shall consist of four members, one of which shall be a Miracle-Gro Director. In addition, to the extent that any of the Miracle-Gro Directors is qualified, under the applicable requirements of the Code, the by-laws of the National Association of Securities Dealers, Inc. or otherwise, to sit on the Audit or Compensation Committees of the Board of Directors or any newly created committee, one of such Miracle-Gro Directors shall be entitled to sit on such committee(s) to the same extent, and on the same basis, as the other members of the Board of Directors. Following the Standstill Period or such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the Miracle-Gro Shareholders will have no contractual right to, and the Company will not be able to restrict, the election of directors.

                Under the Merger Agreement, until the earlier of the end of the Standstill Period and such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the Miracle-Gro Shareholders will be required to vote their shares of Preferred Stock and Shares (i) for Scotts's nominees to the Board of Directors, in accordance with the recommendation of the Board of Directors' Nominating Committee and (ii) on all matters to be voted on by holders of Voting Stock, in accordance with the recommendation of the Board of Directors, except with respect to a proposal as to which shareholder approval is required under the Ohio General Corporation Law (the "GCL") relating to (a) the acquisition of Voting Stock of Scotts,
        (b) a merger or consolidation, (c) a sale of all or substantially all of the assets of Scotts, (d) a recapitalization of Scotts or (e) an amendment to Scotts's Amended Articles of Incorporation or Code of Regulations which would materially adversely affect the rights of the Miracle-Gro Shareholders. Scotts has agreed that, without the prior consent of the Partnership, expressed through the Shareholder Representative, it shall not (x) issue Voting Stock (or Voting Stock equivalents) constituting in the aggregate more than 12.5% of the total voting power of Scotts Voting Stock (the "Total Voting Power") (other than pursuant to employee benefit plans in the ordinary course of business) or (y) in a single transaction or a series of related transactions, make any acquisition or disposition of assets which would require disclosure pursuant to Item 2 of Form 8-K under the Exchange Act; provided, however, that if five-sixths of the Board of Directors determine that it is in the best interests of Scotts to make an acquisition pursuant to clause (y), such acquisition may be made without the consent of the Partnership, expressed through the Shareholder Representative. In addition, during the Standstill Period, the Miracle-Gro Shareholders will be limited in their ability to enter into any voting trust agreement without Scotts' consent or to solicit proxies or become a participant in any election contest (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange
        Act) relating to the election of directors of Scotts. Following the Standstill Period or such time as the Miracle-Gro Shareholders cease to own at least 19% of the Voting Stock, the voting restrictions provided in the Merger Agreement will expire.

                The Merger Agreement provides that during the Standstill Period, the Miracle-Gro Shareholders shall not acquire, directly or indirectly, beneficial ownership of Voting Stock representing more than 43% of Total Voting Power. For purposes of calculating beneficial ownership of Voting Stock against the Standstill Percentage, Shares underlying unexercised Warrants or any subsequently granted employee stock options will not be included. However, the terms of the Warrants provide that, if exercised during the Standstill Period and to the extent that such exercise would increase the aggregate beneficial ownership of the Miracle-Gro Shareholders to more than 43% of Total Voting Power, such exercise may only be for cash and not for Shares. To the extent that a recapitalization of Scotts or a Share repurchase program by Scotts increases the aggregate beneficial ownership of the Miracle-Gro Shareholders to an amount in excess of 44% of Total Voting Power, the Miracle-Gro Shareholders will be required to divest themselves of sufficient shares of Voting Stock to fall within the 44% of Total Voting Power limit. Scotts has agreed that it will use reasonable efforts to ensure that employee stock options are funded with Shares repurchased in the open market rather than newly issued Shares.

                The Miracle-Gro Shareholders have agreed in the Merger Agreement that, after the Standstill Period, they will not acquire, directly or indirectly, beneficial ownership of Voting Stock representing more than 49% of Total Voting Power except pursuant to a tender offer for 100% of Total Voting Power, which tender offer is conditioned upon the receipt of at least a majority of the Voting Stock beneficially owned by shareholders of Scotts other than the Miracle-Gro Shareholders and their Affiliates and Associates.

                During the Standstill Period, the Merger Agreement provides that no Miracle-Gro Shareholder may transfer any Shares upon conversion of the Preferred Stock or exercise of the Warrants, except (i) to Scotts or any Person approved by Scotts; (ii) to a Permitted Transferee (as defined in the Merger Agreement) who agrees in writing to abide by the provisions of the Merger Agreement; (iii) pursuant to a merger or consolidation of Scotts or a plan of liquidation which has been approved by Scotts's Board of Directors; (iv) in a bonafide public offering registered under the Securities Act and designed to prevent any Person or group from acquiring beneficial ownership of 3% or more of Total Voting Power; (v) subject to Scotts's right of first offer, pursuant to Rule 145 or Rule 144A under the Securities Act, provided that such sale would not knowingly result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power and all such sales by the Miracle-Gro Shareholders within the preceding three months would not exceed, in the aggregate, the greatest of the limits set forth in Rule 144(e)(1) under the Securities Act;
        (vi) in response to a tender offer made by or on behalf of Scotts or with the approval of Scotts's Board of Directors; or (vii) subject to Scotts's right of first offer, in any other transfer which would not to the best knowledge of the transferring Miracle-Gro Shareholder result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power.

                The Merger Agreement provides that neither the Preferred Stock nor, during the Standstill Period, the Warrants may be transferred except (i) to Scotts or any Person or group approved by Scotts; (ii) to a Permitted Transferee who agrees in writing to abide by the provisions of the Merger Agreement; (iii) pursuant to a merger or consolidation of Scotts or a plan of liquidation; or (iv) with respect to Preferred Stock representing no more than 15% of the Voting Stock on a fully diluted basis or any number of Warrants: (A) subject to Scotts's right of first offer, pursuant to Rule 145 or Rule 144A under the Securities Act, provided that such sale would not knowingly result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power and all such sales by the Miracle-Gro Shareholders within the preceding three months would not exceed, in the aggregate, the greatest of the limits set forth in Rule 144(e)(1) under the Securities Act; or (B) subject to Scotts's right of first offer, in any other transfer which would not to the best knowledge of the transferring Miracle-Gro Shareholder result in any Person or group's acquiring beneficial ownership of 3% or more of Total Voting Power. For purposes of clauses
        (A) and (B) only, Scotts's right of first offer with respect to shares of Preferred Stock would be at a price equal to
        (x) the aggregate Market Price of the Shares into which such shares of Preferred Stock could be converted at the time of the applicable Transfer Notice multiplied by (y) 105%.

                The Merger Agreement also provides that following the Standstill Period, the Warrants and the Shares underlying the Warrants and the Preferred Stock are freely transferable, subject to the requirements of the Securities Act and applicable law.

             The foregoing description of the Merger Agreement is qualified in its entirety by the text of the Merger
        Agreement, a copy of which is attached hereto as Exhibit (a) and which is incorporated herein by reference.

             The General Partners and Mr. Kenlon have entered into an agreement which provides that Mr. Kenlon will vote all Scotts' securities owned by him as directed by the Partnership. Under this agreement, Mr. Kenlon has granted the Partnership a right of first refusal on such securities.

             The foregoing description of the agreement with Mr.
        Kenlon is qualified in its entirety by the text of such agreement, a copy of which is attached hereto as Exhibit (b) and which is incorporated herein by reference.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             (a)  Merger Agreement.

             (b)  Kenlon Agreement.


        SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HAGEDORN PARTNERSHIP, L.P.

                                      By: /s/ James Hagedorn
                                          ______________________
                                          James Hagedorn
                                          A General Partner

                                      Date:  May 23, 1995


                                                          Schedule I

        General Partners of
        Hagedorn Partnership, L.P.

             The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner of the Partnership is set forth below. If no address is given, the address is 800 Port Washington Boulevard, Port Washington, New York 11050.

        Name                     Present Principal Occupation
                                 or Employment and
                                 Business Address

        James Hagedorn           Senior Vice President
                                 The Scotts' Company

        Katherine Hagedorn       Private Investor
          Littlefield

        Paul Hagedorn            President
                                 Digital Design, Inc.
                                 (graphic design)
                                 434 Marietta Street
                                 Suite 403, Atlanta, GA  30313

        Peter Hagedorn           Chief Executive Officer
                                 Necessary Trading Company
                                 (natural lawn and garden products
                                 sales and marketing)
                                 422 Salem Avenue
                                 New Castle, VA  24127

        Robert Hagedorn          Regional Sales Manager
                                 Scotts' Miracle-Gro Products, Inc.
                                 (water-soluble fertilizer sales and
                                  marketing)
                                 7452 East Mercer Way
                                 Mercer Island, WA  98040

        Susan Hagedorn, Ph.D.    Professor of Nursing
                                 University of Colorado Hospital
                                 (School of Nursing)
                                 Box C-288
                                 4200 East 9th Avenue
                                 Denver, CO  80262


                                  Exhibits

        (a)   Merger Agreement

        (b)   Kenlon Agreement